Mail Stop 4561

November 13, 2009

Jiang Huai Lin
Chairman and Chief Executive Officer
China Information Security Technology, Inc.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People's Republic of China

> **Re:** **China Information Security Technology, Inc.**
> **Amendment Nos. 2 and 3 to Registration Statement on Form S-3**
> **Filed November 2, 2009 and November 6, 2009**
> **File No. 333-159375**
>
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 9, 2009**
> **File No. 001-34076**

Dear Mr. Lin:

We have reviewed your amended Form S-3 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments.

<u>Form S-3</u>

<u>Cover Page</u>

1. It appears that you have not provided any disclosure responsive to Item 501(a)(3) of Regulation S-K regarding the offering price of the securities. We note your disclosure in the Plan of Distribution section that the selling shareholder may sell at a fixed price, market prices, prices related to prevailing market prices, or at negotiated prices. Please include this disclosure on the cover page or your core prospectus.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Revenue Recognition, page 39

2.   In your response to prior comment 18 you indicate that hardware or software training is not considered post-contract customer support ("PCS"). In your critical accounting estimate disclosure you disclose that PCS includes training and telephone technical support. Please confirm that in future filings you will exclude reference to training as PCS in your disclosure. In addition, please disclose your accounting policy for hardware and software training.

*   *   *   *   *

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile (202) 663-8007
Louis A. Bevilacqua
Pillsbury Winthrop Shaw Pittman LLP